As filed with  the Securities and Exchange Commission on December 6, 2005
                                                     Registration No. 333 -
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            ---------------------------------------------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                             ----------------------

                               BRITISH AIRWAYS Plc
   (Exact name of issuer of deposited securities as specified in its charter)

                             ----------------------

                                England and Wales
            (Jurisdiction of incorporation or organization of issuer)

            ---------------------------------------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                             ----------------------

                              388 Greenwich Street
                            New York, New York 10013
                                 (212) 816-6763
   (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                             ----------------------

                              CT Corporation System
                         111 Eighth Avenue (13th Floor)
                            New York, New York 10011
                                 (212) 894-8940
   (Address, including zip code, and telephone number, including area code, of agent for service)

            ---------------------------------------------------------

                                   Copies to:

W. Jay Clayton III, Esq.                           Herman H. Raspe, Esq.
 Sullivan & Cromwell LLP                    Patterson, Belknap, Webb & Tyler LLP
    125 Broad Street                            1133 Avenue of the Americas
New York, New York 10004                          New York, New York 10036

            ---------------------------------------------------------

It is proposed that this filing become effective under Rule 466:
                                                    |_| immediately upon filing.
                                                    |_| on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : |_|

            ---------------------------------------------------------

                         CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------------
                                                              Proposed Maximum      Proposed Maximum
       Title of Each Class of              Amount to be        Aggregate Price     Aggregate Offering        Amount of
     Securities to be Registered            Registered            Per Unit*             Price**           Registration Fee
--------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each           100,000,000              $5.00            $5,000,000.00            $535.00
representing ten (10) ordinary
shares, nominal value 25 pence per
share, of British Airways Plc
--------------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.

** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

--------------------------------------------------------------------------------

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

      This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ------------------------------
1.    Name of Depositary and address of its principal executive    Face of Receipt -  Introductory paragraph and final
      office                                                       sentence on face of receipt.

2.    Title of Receipts and identity of deposited securities       Face of Receipt  - Center and introductory
                                                                   paragraph.

Terms of Deposit:

      (i)    The amount of deposited securities represented by     Face of Receipt  - Upper right corner and
             one American Depositary Share ("ADSs")                introductory paragraph.

      (ii)   The procedure for voting, if any, the deposited       Reverse of Receipt  - Paragraphs (11)
             securities                                            and (12).

      (iii)  The collection and distribution of dividends          Face of Receipt- Paragraphs (4), (5) and (7);
                                                                   Reverse of Receipt - Paragraph (10).

      (iv)   The transmission of notices, reports and proxy        Face of Receipt  - Paragraphs (3) and (8);
             soliciting material                                   Reverse of Receipt - Paragraph (12).

      (v)    The sale or exercise of rights                        Face of Receipt  - Paragraphs (4) and (5);
                                                                   Reverse of Receipt - Paragraph (10).

      (vi)   The deposit or sale of securities resulting from      Face of Receipt - Paragraphs (4) and (5);
             dividends, splits or plans of reorganization          Reverse of Receipt - Paragraphs (10) and (13).

      (vii)  Amendment, extension or termination of the deposit    Reverse of Receipt - Paragraphs (16) and (17) (no
             agreement                                             provision for extensions).

      (viii) Rights of holders of Receipts to inspect the          Face of Receipt - Paragraph (3).
             transfer books of the Depositary and the list of
             holders of ADSs

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ------------------------------
      (ix)   Restrictions upon the right to deposit or withdraw    Face of Receipt - Paragraphs (1), (2), (4) and (5).
             the underlying securities                             Reverse of Receipt - Paragraph (20).

      (x)    Limitation upon the liability of the Depositary       Reverse of Receipt - Paragraph (14).

3.    Fees and charges which may be imposed directly  or           Face of Receipt - Paragraph (7).
      indirectly on holders of ADSs

Item 2. AVAILABLE INFORMATION                                      Face of Receipt - Paragraph (8).

      British Airways Plc (the "Company") is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports can be retrieved from the Commission's website (www.sec.gov), and can be inspected by holders of ADSs and copied at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington, D.C. 20549, and at the principal executive office of the Depositary.

                                   PROSPECTUS

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Second Amended and Restated Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6 and is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

      (a) Form of Second Amended and Restated Deposit Agreement, by and among British Airways Plc, Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners from time to time of American Depositary Receipts evidencing American Depositary Shares issued thereunder. -- Filed herewith as Exhibit (a).

      (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. -- None.

      (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- None.

      (d) Opinion of Counsel for the Depositary as to the legality of the securities to be registered. -- Filed herewith as Exhibit (d).

      (e)   Certificate under Rule 466. -- None.

      (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

      (a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of Receipts or ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity proposed to be created by the Second Amended and Restated Deposit Agreement, by and among British Airways Plc, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Receipts evidencing American Depositary Shares issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 1st day of December, 2005.

                                       Legal entity proposed to be created by
                                       the Second Amended and Restated Deposit
                                       Agreement under which the American
                                       Depositary Receipts evidencing American
                                       Depositary Shares registered hereunder
                                       are to be issued, each American
                                       Depositary Share representing ten (10)
                                       ordinary shares, nomical value 25 pence
                                       per share, of British Airways Plc.

                                       CITIBANK, N.A., solely in its capacity as Depositary


                                       By: /s/ Paul Martin
                                           -------------------------------------
                                           Name:  Paul Martin
                                           Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, British Airways Plc certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Aylesbury, England, on December 2, 2005.

                                                    BRITISH AIRWAYS Plc


                                                    By: /s/ Alan Buchanan
                                                        ------------------------
                                                        Name:  Alan Buchanan
                                                        Title: Company Secretary

                               POWERS OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Alan Buchanan to act as his or her true and lawful attorney-in-fact and agent, with full power of substitution, for him or her and in his or her name, place and stead, in any and all such capacities, to sign any and all amendments, including posteffective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities:

Signature                                   Title


/s/ Martin Broughton                        Chairman
-------------------------------------
Martin Broughton
Date: December 2, 2005


/s/ William Walsh                           Chief Executive/Executive Director
-------------------------------------
William Walsh
Date: December 2, 2005


/s/ John Rishton                            Chief Financial Officer/Executive
-------------------------------------       Director
John Rishton
Date: December 2, 2005


/s/ Martin George                           Commerical Director/Executive
-------------------------------------       Director
Martin George
Date: December 2, 2005


/s/ Maarten van der Bergh                   Senior Independent Non-executive
-------------------------------------       Director
Maarten van der Bergh
Date: December 2, 2005

Signature                                   Title


/s/ Denise Kingmill                         Non-executive Director
-------------------------------------
Denise Kingmill
Date: December 2, 2005


/s/ Chumpol NaLamlieng                      Non-executive Director
-------------------------------------
Chumpol NaLamlieng
Date: December 2, 2005


/s/ Martin Read                             Non-executive Director
-------------------------------------
Martin Read
Date: December 2, 2005


/s/ Alison Reed                             Non-executive Director
-------------------------------------
Alison Reed
Date: December 2, 2005


/s/ Ken Smart                               Non-executive Director
-------------------------------------
Ken Smart
Date: December 2, 2005
                                            Non-executive Director


/s/ Baroness Symons
-------------------------------------
Baroness Symons
Date: December 2, 2005

Authorized Representative in the U.S.


/s/ Paul Jasinski                           General Counsel Americas
-------------------------------------
Name: Paul Jasinski
Date: November 28, 2005

                                Index to Exhibits

                                                                   Sequentially
Exhibit            Document                                        Numbered Page
-------            --------                                        -------------

(a) Form of Second Amended and Restated Deposit Agreement by and among British Airways Plc, Citibank, N.A. and all Holders and Beneficial Owners from time to time of American Depositary Receipts evidencing American Depositary Shares issued thereunder

(d) Opinion of Counsel to the Depositary as to the legality of the securities to be registrered